Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2021 – “Item 5. Operating and Financial Review and Prospects.” The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into U.S. dollar at an assumed exchange rate of DKK 6.7002 per $1.00, which was the official exchange rate of such currencies as of March 31, 2022 rounded to four decimal places.

Special Note Regarding Forward-Looking Statements

This interim report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. These forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;

●	the development of and projections relating to our competitors or our industry;
●	our ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States and foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;
●	adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and
●	other risk factors.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2021 — “Item 3. Key Information—D. Risk Factors.” You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Significant Risks and Uncertainties

As a biotech company, we face a number of risks and uncertainties. These are common for the industry and relate to operations, research and development, commercial and financial activities. For further information about risks and uncertainties the Company faces, we refer to our Form 20-F for the year ended December 31, 2021, filed with the U.S.

Securities and Exchange Commission (SEC) on March 31, 2022. At the date of this interim report, there have been no significant changes to our overall risk profile since the publication of the Form 20-F.

Overview

We are a clinical-stage AI-immunology platform company using our proprietary artificial intelligence, or AI, technology, engineering expertise and drug development know-how to simulate the human immune system and generate predictive models to identify and develop novel immunotherapies for the treatment of various cancers, bacterial diseases and viral infections. Drug discovery and clinical development using historically prevailing techniques is a long, costly process with a high attrition rate. We believe our proprietary AI-immunology platforms, trained to translate vast amounts of data into a deep understanding of biological processes in the human body, can be harnessed to rapidly and cost effectively design and develop unique immunotherapies, thereby potentially revolutionizing the process of drug discovery and development. In an effort to validate the predictive power and scalability of our AI platforms, we have identified and are developing a pipeline of clinical product candidates initially focused in the areas of immuno- oncology and infectious diseases.

We are currently in the clinic with our two lead product candidates, EVX-01 and EVX-02. We intend to evaluate in a new Phase 2b clinical trial, the combination of our personalized cancer immunotherapy compound, EVX- 01, with KEYTRUDA® (pembrolizumab) compound, a humanized anti-human PD-1 monoclonal antibody, from MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MDS outside the United States and Canada). The planned multi-center Phase 2b clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma. We also intend to evaluate our second and third lead product candidates, EVX-02 and EVX-03, both of which are DNA-based, personalized cancer immunotherapy compounds, in a Phase 2b trial.

Recent Developments

In January 2022, we received regulatory clearance from the Australia Therapeutic Goods Administration, or the TGA, to initiate the Phase 2b clinical trial of EVX-01 in combination with KEYTRUDA® for the treatment of metatstatic melanoma. We expect to initiate our Phase 2b clinical trial in the first half of 2022.

In March 2022, we reported completion of recruitment of Part 1 of the EVX-02 Phase 1/2a clinical trial, advancing into a dedicated Phase 2b clinical adjuvant trial in patients with resectable melanoma. We intend to submit a regulatory filing for a combined EVX-02/EVX-03 Phase 2b clinical trial in the first half of 2022. In May 2022, we announced successful production of unique, personalized cancer immunotherapies for all patients in Phase 1/2a clinical trial for EVX-02

In April 2022, Statens Serum Institut (“SSI”) initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company have a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”). While it is too early to fully assess how the court will resolve this matter, it is our position that the Company and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. As of the date of this filing, we cannot reasonably estimate any range of potential future charges, and therefore we have not recorded any accrual for a contingent liability associated with these legal proceedings. Refer to Note 9 in the condensed consolidated interim financial statements for further detail.

Our AI Platforms

Our four proprietary AI platforms include (i) PIONEER™, our immuno-oncology platform, (ii) EDEN™, our bacterial disease platform, (iii) RAVEN™, our viral disease platform, and (iv) AI-DeeP™, our newly developed immune-oncology platform for prediction of drug response. Currently, we are focused on using PIONEER for the development of patient-specific immunotherapies for various cancers and using EDEN to develop vaccines against bacterial diseases. We plan to use our RAVEN platform to discover and develop vaccines against future coronaviruses as well as other viral infections. We intend to use AI-DeeP to determine which patients may benefit from cancer immunotherapies. We may, in the future, develop additional platforms to address other conditions known to have a large immunological component, examples of which could include autoimmune diseases, microbiome dysbiosis, allergies and parasites.

Results of Operations

Impact from COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020, the World Health Organization, or the WHO, declared COVID-19 a pandemic. To date, COVID-19 has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns and/or shutdowns in affected areas. Denmark, all U.S. states, and many local jurisdictions and countries around the world have, at times during the pandemic, issued “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions, and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and/or recommendations, and/or the perception that additional orders, restrictions or recommendations could occur, have, at times during the pandemic, resulted in widespread closures of businesses, including healthcare systems, work stoppages, slowdowns and/or delays, work-from-home policies and travel restrictions, among other effects.

The full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. As the COVID-19 pandemic continues, our results of operations, financial condition, and cash flows may be adversely affected, and may differ from current projections.

These uncertainties include, among others, the ultimate severity and duration of the pandemic; the emergence and prevalence of COVID-19 variants, such as the recent emergence of the Omicron variant; governmental, business or other actions that have been, are being or will be, taken in response to the pandemic, including restrictions on travel and mobility, business closures and operating restrictions, and imposition of social distancing measures; impacts of the pandemic on our employees, the vendors or distribution channels in our supply chain and on the our ability to continue to manufacture its products; impacts of the pandemic on the conduct of our clinical trials, including with respect to enrollment rates, availability of investigators and clinical trial sites, and monitoring of data; impacts of the pandemic on healthcare systems, impacts of the pandemic on the regulatory agencies with which we interact in the development, review, approval and commercialization of products derived from our product candidates, if any; impacts of the pandemic on reimbursement for products derived from our product candidates, if any, and for services related to the use of products derived from our product candidates, if any; and impacts of the pandemic on the Danish, U.S. and global economies more broadly.

In addition, we rely upon third parties for many aspects of our business, including the provision of goods and services related to the manufacture of our clinical products and the conduct of our clinical trials. Any prolonged material disruption to the third parties on which we rely could negatively impact our ability to conduct business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operations and financial condition.

COVID-19 or other public health epidemics, pandemics or outbreaks, and the resulting business or economic disruptions resulting therefrom, may adversely impact our business as well as our ability to raise capital. While we continue to conduct research and development, or R&D, activities, including our ongoing clinical trials, the COVID-19 pandemic has, at times, impacted the timelines of certain of our early-stage discovery efforts and clinical trials, and may continue to impact such timelines while the pandemic persists. We work closely with our internal teams, our clinical investigators, R&D vendors and critical supply chain vendors to continually assess, and mitigate, any potential adverse impacts of COVID-19 on our R&D activities. We are closely monitoring the potential impact of COVID-19 on our business and operations, financial results and cash flows. Our top priority remains the health and safety of our staff and the patients in our studies.

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We rely on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Comparison of the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
	2022	2021	Change
	(USD in thousands)
Operating expenses:
Research and development	$4,804	$3,893	$911
General and administrative	1,595	1,282	313
Total operating expenses	6,399	5,175	1,224
Operating loss	(6,399)	(5,175)	(1,224)
Finance income	519	972	(453)
Finance expenses	(158)	(297)	139
Net loss before tax	(6,038)	(4,500)	(1,538)
Income taxes	247	407	(160)
Net loss for the period	$(5,791)	$(4,093)	$(1,698)

Research and Development

Research and development expenses were $4.8 million for the three months ended March 31, 2022 as compared to $3.9 million for the three months ended March 31, 2021. The increase in research and development expenses was primarily due to an increase in employee-related costs of $0.7 million due to higher headcount.

General and Administrative

General and administrative expenses were $1.6 million for the three months ended March 31, 2022 as compared to $1.3 million for the three months ended March 31, 2021. The increase in general and administrative expenses was primarily due to an increase in external costs.

Finance Income

Finance income primarily related to foreign exchange gains recognized were $0.5 million and $1.0 million for the three months ended March 31, 2022 and 2021, respectively.

Finance Expenses

Finance expenses primarily related to interest expense on the EIB Loan Agreement and our loan from our lessor were $0.2 million for the three months ended March 31, 2022. Finance expenses primarily related to foreign exchange losses recognized were $0.3 million for the three months ended March 31, 2021.

Income Taxes

The benefits from income tax were $0.2 for the three months ended March 31, 2022, compared to $0.4 million for the three months ended March 31, 2021. Our effective tax rates for the three months ended March 31, 2022 and 2021 were different from the Danish Corporate tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

Liquidity and Capital Resources

Overview

We are a clinical stage AI-immunology platform company that has not generated revenues during the reporting periods. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of March 31, 2022, we had an accumulated deficit of $55.9 million and expect to continue to incur significant losses for the foreseeable future.

As of March 31, 2022 and December 31, 2021, our available liquidity, comprised of cash and cash equivalents, was $31.4 million and $32.2 million, respectively and our total equity was $26.4 million and $32.4 million, respectively. The decrease in cash and equity was primarily a result of operating expenses, offset by the proceeds received from the drawdown of the first tranche of the EIB Loan Agreement discussed below. We have not generated any revenues during the three months ended March 31, 2022 and we do not anticipate generating significant revenues unless and until we successfully complete Phase 2b development and obtain an out-licensing partnership of any current or future product candidates.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in our articles of association on December 17, 2020. We received the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. In connection therewith, EIB received 351,036 EIB warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement.

Under the terms of the EIB Warrant Agreement, each EIB Warrant entitles EIB to subscribe for one ordinary share, DKK 1 nominal value, at an exercise price of DKK 1 per ordinary share. In addition, EIB has the right to cause us to net settle the exercise of the EIB Warrants in cash based on the value of our ordinary shares on the date of exercise thereof. Finally, upon the occurrence of certain events, including the completion of our IPO, the prepayment of the EIB Loan, the sale of all or substantially all of our issued share capital or assets, a change in control transaction, or Messrs. Mattson and Moller cease to own and control directly or indirectly 25% or more of the voting rights or economic interest of our company, EIB has the right, but not the obligation, to cause us to purchase any EIB Warrant, or the Put Right. If EIB exercise its Put Right, we are required to pay EIB an amount equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. Our financial liability under the EIB Warrant Agreement is $1.0 million as of March 31, 2022.

In September 2020, we received $6.6 million of additional funding from the issuance of 745,380 of our ordinary shares as part 1 of our “bridging round” with outside investors. On October 15, 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020.

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of March 31, 2022, the monthly payment is approximately $26,900, which consists of $11,200 for the office space and approximately $15,700 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

In addition to the ordinary lease payments, we obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match our needs. We will repay the $1.3 million financing at a fixed interest rate of 6% over eight years. If the lease is terminated due to default by us before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. As of March 31, 2022, we are still in discussions with DTU on the final settlement terms.

On February 5, 2021, we completed our IPO through which we issued and sold 3,000,000 American Depositary Shares or ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

On November 9, 2021, we completed a follow-on public offering, or FPO, through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from our FPO, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of our FPO, our registered, issued, and outstanding share capital was nominal DKK 23,141,524.

As of March 31, 2022, due to warrant exercises, our outstanding share capital was nominal DKK 23,203,808.

Financing Requirements

We anticipate incurring additional losses until such time, if ever, we can complete our research and development activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We expect our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months from the date of this report. However, the forecast of the period for which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could use capital resources sooner than expected. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses is uncertain. In any event, we will require additional capital to achieve our goals. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaboration, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	the effects of the recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and
●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate product candidate development or grant rights to develop and market product candidates.

Cash Flows

The following table summarizes our cash flows for the periods indicated (unaudited):

	Three Months Ended March 31,
	2022	2021
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(8,186)	$(4,035)
Net cash used in investing activities	(159)	(327)
Net cash provided by/(used in) financing activities	7,738	25,252
Net increase/(decrease) in cash and cash equivalents	$(607)	$20,890

Operating Activities

Net cash used in operating activities was $8.2 million for the three months ended March 31, 2022. The largest components of our cash used in operating activities during this period were a net loss for the period of $5.8 million, a net cash change in our working capital during the period of $2.2 million, non-cash adjustments of $0.1 million, and interest paid of $0.1 million. The non-cash adjustments primarily consisted of foreign exchange rate adjustments and various other immaterial changes of $0.4 million. The non-cash adjustments were offset by a change in share-based compensation expense of $0.3 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of a decrease of $0.4 million in trade payables and a decrease of $0.3 million in other payables, both due to the timing of invoices received, and a $1.5 million increase of receivables and prepayments due to timing of prepayments.

Net cash used in operating activities was $4.0 million for the three months ended March 31, 2021. The largest component of our cash used in operating activities during this period was a net loss for the period of $4.0 million and non-cash adjustments of $1.0 million offset by a net cash change in our working capital during the period of $1.0 million. The non-cash adjustments primarily consisted of foreign exchange rate adjustments and various other immaterial changes of $0.8 million, a change in income tax benefit of $0.4 million, and a change in tax credit schemes accounted for as grants of $0.1 million. The non-cash adjustments were offset by a change in share-based compensation expense of $0.3 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $0.9 million in trade payables and an increase of $0.2 million in other payables, both due to the timing of invoices received, offset by a $0.1 million increase of receivables due to timing of prepayments in our research and development activities.

Investing Activities

Net cash used in investing activities was primarily driven by the purchase of property, plant and equipment in the amounts of $0.2 million, for the three months ended March 31, 2022.

Net cash used in investing activities was primarily driven by the purchase of property, plant and equipment in the amounts of $0.3 million for the three months ended March 31, 2021. Net cash used in investing activities for the purchase of intangible assets was $0.1 million for the three months ended March 31, 2021.

Financing Activities

Net cash provided by financing activities was $7.7 million for the three months ended March 31, 2022, which was primarily due to our 7.0 million Euro, totaling $7.8 million. This is partially offset by repayments of lease liabilities of $0.1 million.

Net cash provided by financing activities was $25.3 million for the three months ended March 31, 2021, which was primarily due to net proceeds from the issuance of ADSs of $27.9 million from our IPO, partially offset by transaction costs of $2.6 million related to the issuance of ADSs.

Off-balance Sheet Arrangements

As of March 31, 2022, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly the USD, the Australian Dollar and the British Pound. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk.

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2021.